Exhibit 99.1

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated condensed income statement of Atlantica Yield plc (“Atlantica Yield”) for the year ended December 31, 2015 sets forth the unaudited pro forma consolidated condensed income statement of Atlantica Yield plc for the year ended December 31, 2015 in order to give effect to a full year of operations of: (i) the acquisition of Solaben 1/6 on September 30, 2015 and (ii) the acquisitions of the following businesses (the “Second and Third Dropdown Assets”) acquired in the first and second quarters of 2015 and reflect a full year of operations of such businesses:

•	Skikda (34.2% stake) and Honaine (25.5% stake), acquired on February 3, 2015, each operating a desalination plant, with 3.5 M/ft3 day and 7 M/ft3 day capacity, respectively.

•	Helioenergy 1 & 2, acquired on February 23, 2015 (29.6%) and on May 25, 2015 (70.4%), each operating a 50 MW solar plant.

•	Helios 1 & 2, acquired on May 13, 2015, each operating a 50 MW solar plant; and

•	Solnova 1, 3 & 4, acquired on May 14, 2015, each operating a 50 MW solar plant.

On July 2, 2015, the Company presented under a report on Form 6-K unaudited pro forma consolidated condensed income statements for the years ended December 31, 2014, 2013 and 2012 to give effect to the acquisition of the Second and Third Dropdown Assets.

On March 15, 2016, the Company presented unaudited pro forma consolidated condensed income statement for the year ended December 31, 2015 of Solaben 1/6 (“Solaben 1/6 Pro Forma”) to give effect to the acquisition of Solaben 1 and Solaben 6, operating one 50 MW solar plant each. The Fourth Dropdown Assets were acquired on September 30, 2015.

The Company is now updating the Solaben 1/6 Pro Formas to give effect to the acquisition of the Second and Third Dropdown Assets, in order to include the results of operations of the Second and Third Dropdown Assets in 2015 to the dates of their acquisition.

Unaudited pro forma financial information has been derived from, and should be read in conjunction with:

•
The audited consolidated financial statements as of and for the year ended December 31, 2015 included in the Annual Report on Form 20-F of Atlantica Yield for the fiscal year ended December 31, 2015 prepared in accordance with IFRS as issued by the IASB, as filed with the SEC on March 1, 2016.

•	The Solaben 1/6 Pro Formas filed with the SEC on March 15, 2016.

The historical consolidated financial statements have been adjusted in the pro forma financial statements to give pro forma effect to events that are (i) directly attributable to the acquisitions described above, (ii) factually supportable, and (iii) expected to have a continuing impact on the consolidated results. We have assumed that the above transactions have been completed on January 1, 2015 for the purpose of presenting the unaudited pro forma consolidated income statement for the year ended December 31, 2015. A pro forma consolidated statement of financial position is not required since the transactions are fully reflected in the consolidated statement of financial position included in the consolidated financial statements as of December 31, 2015 included in our Annual Report under form 20-F for the year ended December 31, 2015.

The unaudited pro forma financial information is presented for illustrative purposes only and reflects estimates and certain assumptions made by our management that are considered reasonable under the circumstances as of the date of this report on Form 6-K and which are based on the information available at the time of the preparation of the unaudited pro forma financial information. Actual adjustments may differ materially from the information presented herein. The unaudited consolidated pro forma financial information does not purport to represent what our consolidated income statement and consolidated statement of financial position would have been if the relevant transactions had occurred on the dates indicated and is not intended to project our consolidated results of operations or consolidated financial position for any future period or date.

Unaudited Pro Forma Consolidated Income Statement for the year ended December 31, 2015

(Amounts in millions of U.S.$)

	Atlantica Yield Historical year end ended December 31, 2015	Solaben 1 (a)	Solaben 6 (a)	Pro Forma adjustments (a)	Abengoa Yield Pro Forma with Fourth Dropdown (a)	Second and Third Dropdown assets (b)	Atlantica Yield Pro Forma Consolidated financial information
Revenue	790.9	25.8	25.8		842.5	90.6	933.1
Other operating income	68.9	0.0	0.0		68.9	0.7	69.6
Raw materials and consumables used	(23.2)	(0.2)	(0.2)		(23.6)	(1.4)	(25.0)
Employee benefit expenses	(5.9)	0.0	0.0		(5.9)	(0.1)	(6.0)
Depreciation, Amortization and impairment charges.	(261.3)	(6.3)	(6.2)		(273.8)	(22.4)	(296.2)
Other operating expenses	(224.8)	(7.3)	(7.3)		(239.4)	(17.1)	(256.5)
Operating Profit	344.6	12.0	12.1	0.0	368.7	50.1	418.8
Finance income	3.4	0.0	0.0		3.4	0.0	3.4
Finance expenses	(333.9)	(14.6)	(14.5)	(6.4)	(369.4)	(30.9)	(400.4)
Net exchange differences	3.8	0.0	0.0		3.8	0.0	3.8
Other net finance income/expenses	(200.1)	0.0	0.0		(200.1)	0.0	(200.1)
Finance expense, net	(526.8)	(14.6)	(14.5)	(6.4)	(562.3)	(30.9)	(593.3)
Share of Profit/(Loss) of Associates	7.8	0.0	0.0		7.8	(0.4)	7.4
Profit (Loss) before Income Tax	(174.4)	(2.6)	(2.4)	(6.4)	(185.8)	18.8	(167.1)
Income tax (expense)/ benefit	(23.8)	0.7	0.6		(22.5)	(9.2)	(31.7)
Profit (Loss) for the year from continuing operations	(198.2)	(1.9)	(1.8)	(6.4)	(208.4)	9.6	(198.7)
Profit attributable to non-controlling interests from continuing operations	(10.8)	0.0			(10.8)	(0.7)	(11.5)
(Loss)/ Profit for the Year attributable to the combined group	(209.0)	(1.9)	(1.8)	(6.4)	(219.2)	8.9	(210.3)

Weighted average number of ordinary shares outstanding (thousands)	92,795				92,795		92,795
Basic earnings per share (U.S. dollar per share)	(2.3)				(2.4)		(2.3)

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(a)
We refer to the report on Form 6-K filed with the SEC on March 15, 2016. The amounts for Solaben 1 and 6 are derived from the financial statements as of and for the nine-month period ended September 30, 2015. They have been translated from Euro to USD by using the exchange rate of 1.11 US$ per Euro.

(b)
Corresponds to the results of the Second and Third Dropdown Assets generated in the year ended December 31, 2015 until the date on which they were acquired and consolidated (results of Skikda and Honaine until February 3, 2015, results of Helioenergy 1 & 2 until May 25, 2015, results of Helios 1&2 until May 13, 2015 and results of Solnova 1, 3 & 4 until May 14, 2015). Pro-forma adjustments are not required since the Second and Third Dropdown assets were acquired with the proceeds of a credit facility fully drawn since December 31, 2014 and with the proceeds of a capital increase also fully considered in the historical consolidated financial expenses.